

July 13, 2022

Amy Tung
Chief Financial Officer
ATA Creativity Global
c/o 1/F East Gate, Building No. 2, Jian Wai Soho
No. 39 Dong San Huan Zhong Road
Chao Yang District, Beijing 100022, China

> **Re: ATA Creativity Global**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **File No. 001-33910**

Dear Ms. Tung:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ning Zhang